UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2007

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated July 18, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: July 18, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated July 18, 2007

Exhibit 1

Elbit Systems Awarded $ 37 Million Contract to Supply Elop’s Electro- Optical Payloads for Attack and Utility Helicopters

Potential value of the project estimated at more than $100 million

Haifa, Israel, July 18, 2007 – Elbit Systems Ltd. (NASDAQ:ESLT) announced that its subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) has been awarded a $37 million contract by a foreign customer to supply electro- optical (EO) payloads for attack and utility helicopters. The multi-year project also includes logistics support; the overall project has future potential valued estimated at more than $100 million.

The system chosen is the latest generation of Elop’s Compact Multi Purpose Advanced Stabilized System (CoMPASS™). The field-proven, serially manufactured CoMPASS™ is a fully digital, advanced targeting and surveillance payload system. It is equipped with a full suite of the latest generation of EO sensors, including a diode pumped laser designator and a long-range zoom FLIR. CoMPASS™ is available in a variety of configurations suitable for the full-range of airborne, naval and ground platforms and applications. Hundreds of CoMPASS™ systems have been delivered to customers worldwide, who benefit from the systems’ battle-proven performance and reliability.

“Building on existing major efforts in the field of payloads for UAVs, airborne, naval and ground systems, this order further strengthens our leading position in the field of electro-optics systems, in general, and notably in the payload market,” said Haim Rousso, Elbit Systems’ Corporate Vice President and Elop’s General Manager. “With our proven ability to provide sensors and payloads which meet the specific requirements of each customer, we look forward to further success in this market.”

About Elbit Systems Electro-Optics Elop Ltd.

Elbit Systems Electro-Optics Elop Ltd. (“Elop”), a subsidiary of ELBIT Systems, is a globally recognized multidisciplinary electro-optics systems house – incorporating the full range of related technology and facilities under one roof. Elop provides advanced and affordable solutions in the fields of Observation and Surveillance Payloads, Lasers, Thermal Imaging, Space and Airborne IMINT, Electro-Optic Countermeasures, Head-Up Displays, Integrated Sights and Robotic Systems for Ground Forces and Homeland Defense. Built on 70 years of experience and a high level of vertical integration, Elop offers a diverse range of market-leading products and systems for both commercial and military applications.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), advanced electro-optics and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:
Company Contact:	IR Contact:
Joseph Gaspar, Corporate VP & CFO Dalia Rosen, Director of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944 E-mail: gspr@elbit.co.il daliarosen@elbit.co.il	Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax: + 972-3-607-4711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.